SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2005

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to the Registrant’s Form 6-K for the month of March 2005, and incorporated by reference herein, are the following press releases made by the Registrant:

1.     Press Release dated March 17, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: April 4, 2005

F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E

Spectrum Signal Processing flexComm™ SDR-3000 Platform Selected for Wideband Electronic Warfare Application

Burnaby, BC, Canada — March 17, 2005 — Spectrum Signal Processing Inc., today announced that its flexComm SDR-3000 platform has been selected by a leading European defense contractor for the development of a compact electronic warfare platform.

The contractor will use Spectrum’s flexComm SDR-3000 software reconfigurable platform to provide advanced signal processing and transceiver functions in its next generation mobile ultrawideband jamming system. The system will incorporate Spectrum’s SDR-3000 platform in a compact, 2U configuration. The customer purchased two systems valued at approximately $100,000 each for its development purposes and expects to purchase an additional nine units for delivery in late 2005 or early 2006 for a lead end-customer deployment. The platform is expected to be marketed internationally by the contractor as a catalogue product to NATO-friendly customers.

“Electronic warfare applications have become an increasingly attractive market opportunity for our software reconfigurable products, including the SDR-3000,” said Dan Simard, Managing Director of Spectrum’s European operations. “Much of our know-how in signals intelligence and military communications is readily applicable to the electronic warfare market. This expertise, combined with our ability to package the functionality of our SDR-3000 into customized, deployment-scaled platforms, was the key to our success in this design-in.”

Spectrum’s flexComm SDR-3000 is comprised of a heterogeneous processing platform incorporating field programmable gate arrays from Xilinx® and PowerPC® processors from Freescale™ and IBM. RapidIO™ provides a high bandwidth interconnect fabric between the processors, as well as the input/output functionality to the processors, to ensure efficient use of the processing resources. Software development tools include Spectrum’s quicComm™ hardware abstraction layer to facilitate algorithm partitioning and programming, and a real-time operating system.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

This news release contains forward-looking statements related to the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.
® Xilinx is a registered trademark of Xilinx, Inc.
® PowerPC is a registered trademark of International Business Machines Corporation.
™ RapidIO is a trademark of the RapidIO Trade Association.
™ Freescale is a trademark of the Freescale Semiconductor, Inc.

SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Phone: 604.676.6743	Phone: 604.421.5422
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com